ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 15, 2022	Jessica L. Reece T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”) File Nos. 333-237048 and 811-23556

Dear Ms. Larkin:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on June 24, 2022 regarding Post-Effective Amendment No. 4 to the registration statement on Form N-1A of the Registrant filed on May 13, 2022 (the “Registration Statement”) on behalf of Polar Capital Emerging Market Stars Fund (the “Fund”), a series of the Registrant. For convenience of reference, the Staff’s comments have been summarized before each response. Corresponding changes will be made in a post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS COMMENTS

General

1.	Comment: The Staff notes that the Fund invests primarily in equity securities. Please specify the market capitalization range of the Fund.

Response: The Registrant notes that the Fund may invest across the market capitalization spectrum, and respectfully declines to revise the Fund’s principal investment strategy disclosure at this time.

Fees and Expenses of the Fund

2.

Comment: Please revise the narrative disclosure preceding the Expense Example table to indicate that the expenses shown are applicable regardless of whether shareholders redeem or hold their shares at the end of the stated periods.

Response: The requested change has been made. The Registrant has revised the second sentence of the narrative disclosure preceding the Expense Example table as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem ~~and then redeem all of~~ your shares at the end of those periods.

3.	Comment: Please confirm that expense limitation agreements and/or waivers reflected in the Expense Example are only applied for the one-year period.

Response: The Registrant confirms that the expense waiver reflected in the Annual Fund Operating Expenses table is effective through July 31, 2023 and so is reflected in the Expense Example for only the one-year period and for the first year of the three-, five- and ten-year periods.

Principal Investment Strategies

4.

Comment: The third paragraph of the Principal Investment Strategies section provides that the Fund’s investments will include “shares in collective investment schemes.” Please include disclosure explaining the meaning of “shares of collective investment schemes” and add any corresponding risk disclosure.

Response: For purposes of the Fund’s principal investment strategies, open-ended collective investment schemes are intended to include European Undertakings for the Collective Investment in Transferable Securities or Alternative Investment Funds, the shares of other US mutual funds, or other exchange traded funds (“ETFs”). The noted disclosure has been revised as follows (and the Registrant confirms that no additional principal risk will be added at this time).

The securities in which the Fund will invest will include shares, equities, equity warrants, preferred shares, shares in collective investment schemes with investment policies that are consistent with the Fund’s investment objective (including European Undertakings for the Collective Investment in Transferable Securities or Alternative Investment Funds, shares of U.S. mutual funds, or other exchange traded funds) and securities convertible into shares.

5.	Comment: The sixth paragraph of the Principal Investment Strategies section provides that the Fund may utilize P-Notes. Please consider adding risk disclosure specific to P-Notes.

Response: The requested change has been made. The Registrant has added the following risk disclosure with respect to the Fund:

Participatory Notes Risk. An investment in participatory notes is subject to market risk. The performance results of participatory notes may not exactly replicate the performance of the underlying securities. An investment in participatory notes is also subject to counterparty risk, relating to the non-U.S. bank or broker-dealer that issues the participatory notes, and may be subject to liquidity risk.

6.

Comment: The Principal Investment Strategies section states, in part, “The Fund observes a policy to normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and other equity-related investments in Emerging Markets.” Please explain how the Fund will invest the remaining 20% of its net assets.

Response: The Registrant confirms that the Fund considers the “20% bucket” to be a “go anywhere” bucket and may invest such assets in securities issued by companies outside of the emerging markets or in cash.

7.

Comment: The ninth paragraph of the Principal Investment Strategies section provides that “the Fund’s investments in derivatives and other synthetic instruments” will count towards the Fund’s 80% investment policy. Please include disclosure explaining the meaning of “other synthetic instruments.”

Response: The Registrant has revised the noted statement as follows:

The Fund’s investments in derivatives and other synthetic instruments (such as Participatory Notes and American Depository Receipts) that have economic characteristics similar to these investments will be counted toward satisfaction of the Fund’s 80% investment policy.

Principal Risks

8.	Comment: Given the Fund’s investment focus on equities, please consider whether Credit Risk is a principal risk of the Fund.

Response: The Registrant has removed Credit Risk from the Principal Risks section of the Prospectus.

9.	Comment: In the second paragraph Additional Information about the Fund-Investment Process for the Fund section, please revise “seeks” to “seek.”

Response: The requested change has been made.

10.	Comment: Please consider whether Currency Risk should be included as a principal risk of the Fund.

Response: The Registrant has added the following risk disclosure to the Principal Risks section:

Currency Risk. The currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible.

11.

Comment: The Risks Associated with Investing in Non-U.S. Securities in the Additional Information about the Fund’s Principal Risks section provides, in part, that “[t]he Fund may invest in depositary receipts.” Please consider adding risk disclosure specific to depositary receipts.

Response: The Registrant has considered the Staff’s comment and believes there is already disclosure regarding the risks of investments in depositary receipts in the last paragraph of Risks Associated with Investing in Non-U.S. Securities in the Additional Information about the Fund’s Principal Risks section, which states that “Depositary receipts are subject to the risks of changes in currency or exchange rates and the risks of investing in non-U.S. securities that they evidence or into which they may be converted. The issuers of unsponsored depositary receipts are not obligated to disclose information that would be considered material in the U.S., or to pass through to shareholders any voting rights with respect to the deposited securities. Therefore, there may be less information available regarding these issuers, and there may not be a correlation between such information and the market value of the depositary receipts.”.

STATEMENT OF ADDITIONAL INFORMATION

12.

Comment: Under the Fund’s concentration policy as disclosed in the Statement of Additional Information (the “SAI”), the Fund does not consider mortgage-backed securities or asset-backed securities to be represent an interest in any industry or group of industries. The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13 at of the 1940 Act to categorically exclude asset-backed securities or mortgage-backed securities from counting as investments in an industry or group of industries because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the view that every investment other than investments in government securities, domestic bank depositary instruments or tax-exempt securities issued by a government or their political subdivisions (excluding private activities debt securities) is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed securities or mortgage-backed securities issuance for concentration purposes. Toward this end, the Fund should consider the nature of the securities underlying receivables to determine its industry classification for purposes of the Fund’s concentration policy. A fund could also reasonably choose, for example, to classify non-mortgage asset-backed securities investments in a single industry for concentration policy. Please revise this description in the SAI to conform this review and make any necessary changes to the investment strategies sections

Response: The Fund’s adviser views mortgage-backed securities (“MBS”) and other asset-backed securities (“ABS”) as broad asset classes representing a diverse and heterogeneous pool of borrowers, loan type and properties and continues to believe that MBS and ABS should not be classified as an “industry”. However, in light of the Staff’s comment, the Fund will, with respect to MBS, look through to the underlying residential mortgagee/borrower and classify the security according to geography (i.e., state, metropolitan area, or zip code), mortgage loan type and further sub-divide the securities according to their credit quality. With respect to ABS, the Fund will look through to the underlying pool of borrowers, and classify the securities based on traditional industry classifications.

The Registrant has revised the SAI disclosure referenced in Comment as follows:

For purposes of applying the terms of the Fund’s fundamental policy number 4, the Adviser will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each issuer of securities in which the Fund invests. As a general matter, the Fund considers an industry to be a group of companies whose principal activities, products or services offered give them a similar economic risk profile vis à vis issuers active in other sectors of the economy. The definition of what constitutes a particular industry is therefore an evolving one, particularly for issuers in industries that are new or are undergoing rapid development. Some issuers could reasonably fall within more than one industry category. The Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities. However, the Fund does look through each mortgage-backed and asset-backed security to examine the security’s underlying collateral to determine and monitor industry exposure.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Jessica Reece, Esq.
cc: John M. Loder, Esq.